UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated April 28, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated April 28, 2011
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: April 28, 2011	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

NEWS RELEASE
Enbridge Inc. Declares Quarterly Dividends
CALGARY, Alberta, April 28, 2011 — Enbridge Inc. (TSX, NYSE: ENB) announced today that its Board of Directors has declared a quarterly dividend of $0.49 per common share, payable on June 1, 2011 to shareholders of record on May 13, 2011.
Enbridge shareholders will vote on a proposal to divide the Company’s common shares on a two-for-one basis at the Company’s Annual and Special Meeting of Shareholders on May 11, 2011. If approved by shareholders, the record date for the stock split is expected to be May 25, 2011. As of that date, each shareholder of record would receive one additional common share for each common share he or she holds. New Enbridge stock certificates are expected to be mailed beginning May 31.
For shares trading on the Toronto Stock Exchange, subject to shareholder approval and pursuant to the rules of the Toronto Stock Exchange, Enbridge’s common shares would commence trading on a divided basis at the opening of business on or about May 20, 2011, which is the second trading day preceding the record date.
For shares trading on the New York Stock Exchange, subject to shareholder approvals and pursuant to the rules of the New York Stock Exchange, the trading of the common shares on a divided basis on the New York Stock Exchange would occur on or about June 1, 2011, after the expected May 31, 2011 delivery of share certificates to registered holders of Enbridge common shares.
Enbridge will announce the results of the shareholder vote in respect of the proposed stock split following the meeting and vote on May 11.
As the record date for the June 1, 2011 dividend precedes the record date for the stock split, the dividend will be payable on a pre-split basis.
In addition, the Board declared a quarterly dividend of $0.34375 per Series A Preferred Share payable on June 1, 2011 to shareholders of record on May 13, 2011.
Enbridge will release its first quarter results on Wednesday, May 11, 2011 before markets open, and will hold a conference call at 9:00 a.m. Eastern time (7:00 a.m. Mountain time). Analysts, members of the media and other interested parties can access the call at +617-614-3922 or toll-free at 1-800-291-5365 using the access code of 96103684. The call will be audio webcast live at www.enbridge.com/investorrelations/events. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay at toll-free 1-888-286-8010 or +617-801-6888 (access code 29951201) will be available until May 18, 2011.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Guy Jarvis
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5719
Email: jennifer.varey@enbridge.com	Email: guy.jarvis@enbridge.com